Exhibit 23.5

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the use in this Registration Statement on Form S-1 of Multi Packaging Solutions International Limited of our report dated 13 November 2014 relating to the carve-out combined financial statements of the Non-European Folding Carton and Lithographic Printing Business of AGI Global Holdings Cooperatief U.A. as of September 30, 2014 and for the nine-month period ended September 30, 2014, which appears in such Registration Statement. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ PricewaterhouseCoopers LLP

Southampton, United Kingdom

26 June 2015

PricewaterhouseCoopers LLP is a limited liability partnership registered in England with registered number OC303525. The registered office of PricewaterhouseCoopers LLP is 1 Embankment Place, London WC2N 6RH. PricewaterhouseCoopers LLP is authorised and regulated by the Financial Conduct Authority for designated investment business.